p 612.672 8200 f 612.672.8397 www.maslon.com	MASLON MASLON EDELMAN BORMAN & BRAND 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-4140

June 23, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 Ranga.Nutakki@maslon.com
Via Facsimile and Federal Express

Jill S. Davis, Branch Chief
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Inhibiton Therapeutics, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed February 24, 2005
Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31, 2005 and October 31, 2005
Filed May 16, 2005, September 21, 2005 and December 21, 2005
Response Letter Dated January 10, 2006
File No. 333-57946

Dear Ms. Davis:

This letter constitutes Inhibiton Therapeutics, Inc.’s (the “Company”) response to the comment letter from the Division of Corporate Finance of the Securities and Exchange Commission dated May 15, 2006 with respect to the Company’s filings with the Commission listed above. Included below are the Commission’s comments and the Company’s corresponding responses, together with the Company’s proposed resolution, if applicable.

Please note that the Company today filed its Annual Report on Form 10-KSB/A, incorporating the correct executed audit report referenced in your Comment No. 1. In addition, we are sending by Federal Express three copies of the Form 10-KSB/A filed today and three copies of the proposed draft Amendment No. 1 for Quarterly Report on Form 10-QSB/A for the quarter ended October 31, 2005. The Company confirms that it will file the proposed Amendment No. 1 for Quarterly Report on Form 10-QSB/A once the Commission has concurred that no further revision is required.

June 23, 2006

Form 10-KSB for the Fiscal Year Ended December 31, 2004
Financial Statements
Report of Independent Registered Public Accounting Firm, page 16

1. We note your response to prior comment one. As previously requested, submit your amended Form 10-KSB including your auditor’s revised report which includes the audit firm name that is registered with the PCAOB in the signature line.

RESPONSE:

In line with your request, the Company filed the correct audit report with its Annual Report on Form 10-KSB/A, a copy of which has been provided to the Commission herewith.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

2. We note your response to prior comment two indicating that the embedded derivative liability will be valued and bifurcated from the debt host contract and presented separately on your balance sheet. We are unable to conclude on your proposed resolution as you have not submitted your amended Forms 10-QSB as previously requested. Additionally, we remain unclear how you concluded that your convertible debt qualified as conventional convertible at June 20, 2005, as the facts and circumstances describing this event did not accompany your response. Please address the following:

•
Submit your amended Forms 10-QSB and expand your proposed disclosure, as set-forth in your response to prior comment five, to address the facts and circumstances qualifying your embedded conversion feature as conventional convertible.

•	Provide the appropriate restatement disclosures as required under APB 20.

•	Expand your disclosures to clearly describe your accounting policy regarding the application of SFAS 133 and EITF 00-19 to the embedded conversion options.

•
In the event you conclude that your embedded conversion option is conventional convertible describe the effects of EITF 98-5 and EITF 00-27, if any, and quantify any associated beneficial conversion feature.

June 23, 2006

RESPONSE:

Attached is the Company’s amended Form 10-QSB for the three and nine months ended October 31, 2005, which includes the following:

(a)
Expanded disclosures regarding the derivative liabilities arising from the Company’s convertible debt. The expanded disclosures discuss that at the date the convertible debt was issued, the number of shares that could have been required to be delivered upon net share settlement was essentially indeterminate, and therefore it was not possible to conclude that the Company had sufficient available authorized and unissued shares. Net share settlement was determined not to be within the control of the Company, and as a result, the Company has bifurcated and separately valued the conversion option from each debt instrument utilizing the Black-Scholes valuation model. The total estimated fair value of the conversion options at the dates the notes were issued (September and October 2004) was determined to be approximately $80,000, which has now been accounted for as a derivative liability and a discount to the debt.

The conversion rate was determined based upon 75% of the average closing price of the common stock for the first 30 days immediately following the date public trading began. Accordingly, on June 20, 2005, (30 days subsequent to the merger date with Organic Soils.com) the number of shares into which the notes were convertible was fixed and determinable and the notes were therefore determined to be conventional as of that date. Therefore, on June 20, 2005, the derivative liability was adjusted to $0, and the change in fair value was recorded as a credit to income;

(b)	Restatement disclosures as required under APB 20;

(c)	The Company’s accounting policy regarding the application of SFAS 133 and EITF 00-19 to the embedded conversion options; and

(d)
As indicated above, and in our proposed Form 10-QSB/A, we have concluded that the embedded conversion options were not conventional convertible options at issuance and therefore there were no resulting beneficial conversion features. Accordingly, EITF’s 98-5 and 00-27 do not apply.

June 23, 2006

3. We note your response to prior comment three suggesting that because your common shares subject to the guaranteed minimum value of $250,000 meet the permanent equity qualification under paragraph 16 of EITF 00-19 all other requirements in paragraphs 12-32 of EITF 00-19 would be satisfied regarding permanent equity classification. We are unable to agree with your conclusion as your analysis does not appear to have addressed the other requirements set-forth in paragraphs 12-32 of EITF 00-19 which must be satisfied in order for you to conclude that you have met the scope exception under paragraph 11 (a) of SFAS 133. As such, we reissue prior comment 3 in full. Please provide us with your paragraph by paragraph analysis supporting permanent equity qualification under EITF 00-19 or otherwise advise.

RESPONSE:

The Company’s response to comment 3 in the Commission’s Comment Letter dated February 3, 2006, and specifically the Company’s response to paragraph 16 of EITF 00-19, was not intended to suggest that the freestanding financial instrument be classified as permanent equity, nor did the Company classify it as such. In accordance with paragraph 7 of EITF 00-19, the instrument has been classified as a liability. Accordingly, the Company does not believe an analysis of paragraphs 12-32 of EITF 00-19 is necessary.

As stated in paragraph 7 of EITF 00-19, “. . . this Model is not applicable when settlement alternatives do not have the same economic value attached to them or when one of the settlement alternatives is fixed or contains caps or floors. In those situations, the accounting for the instrument should be based on the economic substance of the transaction.” Footnote 1 to this paragraph further states that “. . . if a freestanding contract, issued together with another instrument, requires that the company provide to the holder a fixed or guaranteed return such that the instruments are, in substance, debt, the company should account for both instruments as liabilities, regardless of the settlement terms of the freestanding contract.” Accordingly, the minimum guaranteed market value of $250,000 at the commencement of public trading is in substance debt, and has been accounted for by the Company as a liability.

The note agreements do not include any requirements or obligations for the Company to begin trading as a public company, or any penalties for the Company’s failure to begin trading as a public company. Therefore, until the date the Company began trading as a public company, the Company controlled any potential obligation arising from the guarantee of the market value. Based on this control, the Company concluded that the obligation (liability) was nominal and no separate liability was recorded in the financial statements. Upon commencement of public trading, the market value of the common shares was well in excess (approximately 325%) of the guaranteed minimum value which further supports the Company’s estimate of nominal value.

June 23, 2006

4. We note your response to prior comment four indicating that you have no warrants outstanding "at this time" which we presume is the date of your response letter. As previously requested, confirm whether you have any non-employee warrants or options exercisable for the period in which your convertible debt has been outstanding and tell us how you have considered paragraph 24 of EITF 00-19.

RESPONSE:

The Company has not had outstanding any warrants or options (issued to employees or otherwise) during the period in which the Company’s convertible debt has been outstanding. Accordingly, no additional consideration of paragraph 24 of EITF 00-19 appears warranted.

Item 3, Controls and Procedures, page F-9.

5. We note your response to prior comment six indicating you will include the appropriate revisions to your control procedures in an amendment. As previously requested, submit your amendments.

RESPONSE:

As requested, we have delivered herewith the Company’s proposed Quarterly Report on Form 10-QSB/A, in which we have provided the appropriate control and procedures language.

* * * *

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Sincerely,

/s/ Ranga Nutakki
Ranga Nutakki

RSN:pmr

cc:  Jonathan Duersch